September 18, 2024

September 18, 2024

VIA EDGAR

Ms. Claire DeLabar
Mr. Robert Littlepage
Division of Corporation Finance
Office of Technology
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:    ECARX Holdings Inc. (the “Company”)
Form 20-F for the Year Ended December 31, 2023

Dear Ms. Claire DeLabar and Mr. Robert Littlepage,
This letter sets forth the Company’s responses to the comments contained in the letter dated September 4, 2024 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s annual report on Form 20-F for the year ended December 31, 2023 filed with the Commission on April 3, 2024 (the “2023 Form 20-F”). The Staff’s comments are repeated below in bold and followed by the Company’s responses thereto. All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the 2023 Form 20-F.
Form 20-F for the Year Ended December 31, 2023
Item 3. Key Information
Our Holding Company Structure and China Operations, page 5

1.Please expand the disclosure to include a detailed description of contractual agreements between Zhejiang Huanfu Technology Co. Ltd. and Holdings and other subsidiaries and how they may affect investors. Disclose the methodology used to determine financial obligations to Zhejiang Huanfu Technology Co. Ltd. in accordance with the agreements for mapping data and other technology related data and ICP licenses. Also disclose any relationships other than the agreements, such as common ownership and/or control between Holdings and its subsidiaries and Zhejiang Huanfu Technology Co. Ltd. Please expand the disclosure in Risks Relating to Doing Business in China accordingly.
The Company respectfully submits that, as disclosed in the 2023 20-F, it used to provide surveying and mapping services and conduct ICP businesses (“Mapping and ICP Businesses”) through its former VIE, Hubei ECARX Technology Co., Ltd. (“Hubei ECARX”). In early 2022, the Company implemented a series of transactions
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to restructure its organization and business operations as a result of which the contractual arrangements that required the Company to consolidate Hubei ECARX were terminated, and Hubei ECARX retained the Mapping and ICP Business. The Company has divested and has not engaged in the Mapping and ICP Businesses and has not been in possession of any surveying or mapping qualification or ICP license since then. Neither the Company nor any of its subsidiaries has any subsisting agreement with Hubei ECARX with respect to mapping data and other technology related data and ICP licenses.
In addition, the Company’s subsidiaries and Hubei ECARX previously possessed the right to access and process certain personal data relevant to their respective business operations (“Right to Data”). As disclosed in the 2023 20-F, the Company initiated the process to transfer the Right to Data to Zhejiang Huanfu Technology Co., Ltd. (“Zhejiang Huanfu”) in September 2021 and the transfer was completed in December 2021. The change was made in response to the move by PRC government authorities to tighten the regulatory framework governing data security, cybersecurity and privacy. Since then, the Company’s mainland China subsidiaries have not had any right to access or process any personal data other than certain employee personal data and certain vehicle identification numbers provided by automotive OEMs in association with the provision by the Company of product repair and maintenance services.
Both Zhejiang Huanfu and Hubei ECARX are entities controlled by the controlling shareholder of the Company. Each of them operates independently of the Company and there is no arrangement which allows the Company to exercise control or consolidate Zhejiang Huanfu or Hubei ECARX.
In January 2022, the Company entered into a procurement framework agreement with Zhejiang Huanfu and thereafter concluded several procurement-related contracts pursuant to the procurement framework agreement for the sole purpose of contracting Zhejiang Huanfu to discharge the Company’s outstanding obligations to provide certain data-related services to its PRC customers. There is no agreement between the Company or its subsidiaries with Zhejiang Huanfu pertaining to mapping data or ICP licenses. All of the Company and its consolidated subsidiaries’ payments to Zhejiang Huanfu were determined based on the arm’s length commercial terms of the agreements with Zhejiang Huanfu. The Company concluded that the amounts of its transactions in 2023 and account balances as of December 31, 2023 with Zhejiang Huanfu were not material warranting specific disclosure or discussion.
In light of the foregoing, the Company proposes to revise the disclosure under “Item 3. Key Information – Our Holding Company Structure and China Operations” in its future Form 20-F filings, as shown in the blackline below (with deletions shown in strikethrough and additions in underline), subject to such updates and adjustments to be made in connection with any material developments of the subject matter being disclosed:
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“Prior to 2022, we conducted our operations in China through our PRC subsidiaries and through Hubei ECARX Technology Co., Ltd., the former VIE, with which we, our subsidiary, and the nominee shareholders of the former VIE entered into certain contractual arrangement. PRC laws, regulations, and rules restrict and impose conditions on foreign investment in certain types of businesses, and we operated certain businesses, including businesses that were subject to such restrictions and conditions in China such as surveying and mapping services and ICP businesses, through the former VIE. We did not own any equity interest in the former VIEs and relied on the contractual arrangements to direct their business operations. Such structure enables investors to invest in China-based companies in sectors where foreign direct investment is prohibited or restricted under PRC laws and regulations. We effected the Restructuring in 2022 and terminated the VIE corporate structure. The termination was due to the increased regulatory scrutiny over such structure and because the businesses and assets relating to surveying and mapping services and ICP businesses held by Hubei ECARX, the former VIE, were inconsequential to our operations in 2020 and 2021 and which we believe have not had and will not have any material impact on our business operations or financial results. Following the Restructuring in 2022, the contractual arrangement of the VIE structure was terminated and currently we do not have any VIE in China.”
The Company also proposes to revise the disclosure under “Item 3. Key Information – Arrangements with Respect to Certain Personal Data” in its future Form 20-F filings, as shown in the blackline below (with deletions shown in strikethrough and additions in underline), subject to such updates and adjustments to be made in connection with any material developments of the subject matter being disclosed:
“In response to the move by PRC government authorities to tighten the regulatory framework governing data security, cybersecurity and privacy, in September 2021 we initiated the ~~an internal~~ process to transfer the rights of our mainland China subsidiaries and of the former VIE to access and process personal data relevant to their respective business operations to Zhejiang Huanfu Technology Co., Ltd., or Zhejiang Huanfu, an entity controlled by our controlling shareholder. The transfer was completed in December 2021 and as of the date of this annual report, our mainland China subsidiaries do not have any right to access or process any personal data other than certain employee personal data and certain vehicle identification numbers provided by automotive OEMs in association with our provision of product repair and maintenance services. In January 2022, we entered into a procurement framework agreement with Zhejiang Huanfu and thereafter concluded several procurement-related contracts pursuant to the procurement framework agreement for the sole purpose of contracting Zhejiang Huanfu to discharge our outstanding obligations to provide certain data-related services to our PRC customers. Under these contracts, we purchased vehicle-mounted mobile terminal and other related products from Zhejiang Huanfu and engaged
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Zhejiang Huanfu to provide telematics service provider services relating to vehicle information management, system maintenance and support services, services relating to the management of mobile network and other services that concern or require the use of data. We also license certain intellectual property to Zhejiang Huanfu to enable it to perform its services as contracted. These contracts are governed by terms that we typically enter into with our suppliers.”
The Company further proposes to revise the disclosure under “Item 3. Key Information – D. Risk Factors – Risks Relating to Doing Business in China – Our business is subject to complex and evolving laws and regulations regarding cybersecurity, privacy, data protection and information security in China and elsewhere. Any privacy or data security breach or any failure to comply with these laws and regulations could damage our reputation and brand, result in negative publicity, legal proceedings, increased cost of operations, warnings, fines, service or business suspension, or otherwise harm our business and results of operations” in its future Form 20-F filings, as shown in the blackline below (with deletions shown in strikethrough and additions in underline), subject to such updates and adjustments to be made in connection with any material developments of the subject matter being disclosed:
“[…]
In response to the tightening of regulatory framework in China governing data security, cybersecurity, and privacy, in September 2021 we initiated the ~~an internal~~ process to transfer the rights of our mainland China subsidiaries and Hubei ECARX to access and process personal data relevant to their respective business operations to Zhejiang Huanfu Technology Co., Ltd., or Zhejiang Huanfu. The transfer was completed in December 2021 and as of the date of this annual report, our mainland China subsidiaries do not have any right to access or process any personal data other than certain employee personal data and certain vehicle identification numbers provided by automotive OEMs in association with our provision of maintenance and repair services. In January 2022, we entered into a procurement framework agreement with Zhejiang Huanfu and thereafter concluded several procurement-related contracts pursuant to the procurement framework agreement for the sole purpose of contracting Zhejiang Huanfu to discharge our outstanding obligations to provide certain data-related services to our PRC customers. There is no assurance that we will continue to maintain the same collaborative arrangements with or receive the same level of services from Zhejiang Huanfu. If any agreement between us and Zhejiang Huanfu is terminated or expires without renewal, or if Zhejiang Huanfu fails to perform its obligations under such arrangement, becomes unable to provide its services timely and effectively, or at all, or decides to conduct its business or operate in a way that is detrimental to our business interests, our business may be severely
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interrupted and there would be a material adverse effect on our business, results of operations, financial condition, and prospects.
[…]”
Risk Factors
Summary of Risk Factors, page 16

2.In your summary of risk factors, disclose the risks that your corporate structure and being based in or having the majority of the company’s operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in your Form 20-F. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
In response to the Staff’s comment, the Company respectfully proposes to revise the disclosure under “Item 3. Key Information – D. Risk Factors – Summary of Risk Factors – Risks Relating to Doing Business in China” in its future Form 20-F filings, as shown in the blackline below (with deletions shown in strikethrough and additions in underline), subject to such updates and adjustments to be made in connection with any material developments of the subject matter being disclosed:
“Risks Relating to Doing Business in China
•ECARX Holdings is not an operating company but a Cayman Islands holding company. We conduct operations through our subsidiaries, with our operations in China currently being conducted by our PRC subsidiaries. This holding company structure involves unique risks to investors. As a holding company, ECARX Holdings may rely on dividends from its subsidiaries for cash requirements, including any payment of dividends to its shareholders. The ability of our subsidiaries to pay dividends or make distributions to ECARX Holdings may be restricted by laws and regulations applicable to them or the debt they incur on their own behalf or the instruments governing their debt. In addition, PRC regulatory authorities could disallow this
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holding company structure and limit or hinder our ability to conduct our business through, receive dividends or distributions from, or transfer funds to, the operating companies or list on a U.S. or other foreign exchange, which could cause the value of our securities to significantly decline or become worthless. See “Item 3. Key Information – Our Holding Company Structure and China Operations” and “Item 3. Key Information – D. Risk Factors – Risks Relating to Doing Business in China – We may rely on dividends and other distributions on equity paid by our subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our mainland China subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business” for details;
•The PRC government has significant oversight and discretion over our business operations, and it may intervene or influence ~~on~~ our operations at any time as part of its efforts to enforce PRC law, which could result in a material adverse change in our operations and the value of our securities. In addition, the PRC government may exert more control over offerings conducted outside of China and foreign investment in China-based companies, which could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless. See “Item 3. Key Information – D. Risk Factors – Risks Relating to Doing Business in China – The PRC government has significant oversight and discretion over our business operations, and it may influence our operations as part of its efforts to enforce PRC law, which could result in a material adverse change in our operations and the value of our securities” and “Item 3. Key Information – D. Risk Factors – Risks Relating to Doing Business in China – Risks and uncertainties regarding the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us, hinder our ability and the ability of any holder of our securities to offer or continue to offer such securities, result in a material adverse change to our business operations, and damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause our securities to significantly decline in value or become worthless” for details;
•Risks and uncertainties ~~regarding~~ arising from the legal system of China, including those relating to the interpretation and enforcement of PRC laws and regulations and that rules and regulations in China can change quickly with little advance notice, could limit the legal protections available to you and us, hinder our ability and the ability of any holder of our securities to offer or continue to offer such securities,
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result in a material adverse change to our business operations, and damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause our securities to significantly decline in value or become worthless. See “Item 3. Key Information – D. Risk Factors – Risks Relating to Doing Business in China – Risks and uncertainties regarding the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us, hinder our ability and the ability of any holder of our securities to offer or continue to offer such securities, result in a material adverse change to our business operations, and damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause our securities to significantly decline in value or become worthless” for details;
[…]”
We are subject to risks relating to our Restructuring, page 24

3.We note that in 2022, as a result of the Restructuring, you do not have any VIEs in China. Please explain the reasons for the elimination of your VIE corporate structure. In doing so, discuss how foreign direct investment in the technology transferred to Zhejiang Huanfu Technology Co. Ltd. in the Restructuring, such as your map surveying and mapping qualification and ICP license that are utilized in your automotive computing platforms, is permissible under the Foreign Investment Law of the People's Republic of China. Discuss whether any other non-PRC holding companies controlling PRC operating companies principally employing such activities operate without a VIE structure, and whether the CSRC or any other PRC governmental entity has ever approved the direct foreign ownership of a PRC company utilizing map surveying and mapping qualification, mapping activities and ICP license. Additionally, revise your disclosure under “Regulations,” to disclose how your business is regulated under the Catalog of Industries for Foreign Investment. Please expand the disclosure in Note 1(c) to the financial statements on page F-15 as well.
The Company respectfully submits that it terminated the VIE corporate structure in 2022. The Company has divested and has not engaged in the Mapping and ICP Businesses and has not been in possession of any surveying or mapping qualification or ICP license since then. The termination was due to the increased regulatory scrutiny over the VIE corporate structure at the time and because the businesses and assets relating to the Mapping and ICP Businesses held by Hubei ECARX, the former VIE, were inconsequential to the Company’s operations in 2020 and 2021 and which the Company believes have not had and will not have any material impact on its business operations or financial results. No map surveying or mapping qualification or ICP license was transferred to Zhejiang Huanfu from the Company.
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The PRC Foreign Investment Law grants national treatment to foreign-invested entities, except for those foreign invested entities that operate in industries specified as either “restricted” or “prohibited” to foreign investment in the Special Administrative Measures (Negative List) for the Access of Foreign Investment (2021 Edition) (the “2021 Negative List”). On September 6, 2024, the Ministry of Commerce and the National Development and Reform Commission released the Special Administrative Measures for Entry of Foreign Investment (Negative List) (2024 Version) (the “2024 Negative List,” and collectively with the 2021 Negative List, the “Negative Lists”), which will take effect on December 1, 2024 and replace the 2021 Negative List.
Foreign investment in the ICP business is restricted under the Negative Lists and requires regulatory approval. Mapping and surveying business, on the other hand, is prohibited to foreign investment. The Company does not have knowledge of whether any other non-PRC holding companies controlling PRC operating companies principally employing such activities operate without a VIE structure, or whether the CSRC or any other PRC governmental entity has ever approved the direct foreign ownership of a PRC company utilizing map surveying and mapping qualification, mapping activities and ICP license. Our PRC subsidiaries do not currently engage in any business activities that are prohibited or restricted for foreign investment under the Negative Lists.
In light of the foregoing, the Company proposes to revise the disclosure under “Item 3. Key Information – Our Holding Company Structure and China Operations” in its future Form 20-F filings, as set forth in the response to comment No. 1 above.
The Company also proposes to revise the disclosure in “Item 4. Information of the Company – B. Business Overview – Regulations – Regulation on Foreign Investment” in its future Form 20-F filings, as shown in the blackline below (with deletions shown in strikethrough and additions in underline), subject to such updates and adjustments to be made in connection with any material developments of the subject matter being disclosed:
“Guidance Catalog of Industries for Foreign Investment
Investments in mainland China by foreign investors and foreign-invested enterprises were regulated by the Guidance Catalog of Industries for Foreign Investment jointly promulgated by the Ministry of Commerce and the NDRC on June 28, 1995, and latest amended on June 28, 2017. The Guidance Catalog of Industries for Foreign Investment was repealed by (i) the Special Management Measures (Negative List) for the Access of Foreign Investment (202~~1~~4 Version), or the 20~~1~~4 Negative List, which was jointly promulgated by the Ministry of Commerce and the NDRC on ~~December 27, 2021~~September 6, 2024, and took effect on ~~January 1, 2022~~December 1, 2024, and (ii) the Catalog of Industries for Encouraged Foreign Investment (2022 Version), or the 2022 Encouraged Catalog, which was jointly promulgated by the Ministry
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of Commerce and the NDRC on October 26, 2022, and took effect on January 1, 2023. The 2022 Encouraged Catalog and the 202~~1~~4 Negative List set out the industries and economic activities in which foreign investment in mainland China is encouraged, restricted, or prohibited.
Industries not listed in the 2024 Negative List are generally considered to fall under a fourth, “permitted,” category. Foreign-owned enterprises are generally allowed to be wholly established in both encouraged and permitted industries. In contrast, some restricted industries are limited to equity or contractual joint ventures, and in some cases Chinese partners are required to hold the majority interests in such joint ventures. In addition, foreign investment in projects falling into the restricted category is subject to government approvals. For example, in certain value-added telecommunications services, foreign equity is capped at 50%, except in sectors such as e-commerce, domestic multi-party communications, store-and-forward, call centers. In the case of basic telecommunications services, control must remain with the Chinese party. Obtaining an ICP license, which is necessary for value-added telecommunications services for internet content provider, falls under the restricted category. Foreign investment is strictly prohibited for industries falling within the prohibited category, such as geodetic surveying, marine surveying and mapping, aerial photography for surveying and mapping, ground moving surveying and mapping, surveying and mapping of administrative boundaries and other mapping related fields. Prior to 2022, we conducted surveying and mapping services and ICP businesses through Hubei ECARX, the former VIE. We effected the Restructuring in 2022 and terminated the VIE corporate structure. The termination was due to the increased regulatory scrutiny over such structure and because the businesses and assets relating to surveying and mapping services and ICP businesses held by Hubei ECARX, the former VIE, were inconsequential to our operations in 2020 and 2021 and which we believe have not had and will not have any material impact on our business operations or financial results. Following the Restructuring in 2022, the contractual arrangement of the VIE structure was terminated and currently we do not have any VIE in China. We have not engaged in the surveying and mapping services and ICP businesses after the Restructuring.
Pursuant to the 2022 Encouraged Catalog, the research and development and manufacture of automobile electronic devices, the research and development and manufacture of key parts and components of intelligent vehicles, and the manufacture of hardware and key parts and components related to Level 3 to Level 5 autonomous driving fall within the encouraged category. Certain of our products constitute central computing units, vehicle-mounted operating system, and information control system, heterogeneous multi-processor computing platform technology, or sensor fusion sensing technology and consequently qualify under the encouraged category. The release of the 2022 Encouraged Catalog indicates that foreign investment into the selected
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industrial sectors is encouraged, and the NDRC and other government authorities in mainland China may provide policy supports and implement other actions in the future to improve the investment framework and ensure that foreign invested enterprises are treated equally as compared with mainland China companies under the national treatment principle and in an appropriate manner. For our products that fall within the encouraged category, we will be entitled to apply for and may obtain certain preferential treatments such as with respect to tax (if any). However, any positive policy change could potentially intensify competition in the relevant industry, leading to a more competitive environment for us. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—The automotive intelligence industry is highly competitive, and we may not be successful in competing in this industry.”
The Company respectfully submits that, as noted in the response to comment No. 1 above, it used to conduct Mapping and ICP Businesses through Hubei ECARX, its former VIE, and not through Zhejiang Huanfu, prior to the restructuring in 2022. Considering the above, the Company proposes to revise the disclosure in Note 1(c) to the financial statements on page F-15 of the 2023 20-F, as shown in the blackline below (with deletions shown in strikethrough and additions in underline), subject to such updates and adjustments to be made in connection with any material developments of the subject matter being disclosed:
“(c) Restructuring
Historically, the Company conducted its operation in China through its PRC consolidated subsidiaries as well as through the VIE and VIE’s subsidiaries based in China. Due to the increased regulatory scrutiny over VIE structure and because the businesses and assets relating to surveying and mapping services and ICP businesses held by VIE, namely Hubei ECARX, ~~since early 2022,~~ the Company implemented a series of transactions to restructure its organization and business operations (the “Restructuring”) since early 2022. In connection with the Restructuring, in April 2022, the Company, Hubei ECARX and shareholders of Hubei ECARX entered into a VIE Termination Agreement to terminate the VIE Agreements with immediate effect. The Group has ceased to engage in any surveying and mapping services and ICP businesses and has not been in possession of any surveying or mapping qualification or ICP license since the Restructuring.

[…]”

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Item 5. Operating and Financial Review and prospects, page 78

4.Refer to your discussion of Sales of Goods Revenues. Please expand the discussion in future filings to separately quantify the impact on revenues from changes in price and volume.
In response to the Staff’s comment, the Company respectfully proposes to revise the relevant disclosure under “Item 5. Operating and Financial Review and Prospects” in its future Form 20-F filings, as shown in the blackline below (with deletions shown in strikethrough and additions in underline), using the disclosures under “–Year Ended December 31, 2023 Compared to Year Ended December 31, 2022” as an example and subject to such updates and adjustments to be made in connection with any material developments of the subject matter being disclosed:
“Sales of goods revenues increased by RMB877.5 million from RMB2,434.0 million for the year ended December 31, 2022 to RMB3,311.5 million (US$466.4 million) for the year ended December 31, 2023, primarily driven by an increase in sales volume of digital cockpits with the launches of new vehicles programs by Geely Auto and Geely ecosystem brands, and a shift in portfolio revenue mix from infotainment head units to digital cockpits, which have a higher total revenue per unit, and offset by a decrease in sales volume of SoC core modules. The increase was mainly attributable to a RMB249 million (US$35 million) increase in sales volume of automotive computing platform products and a RMB860 million (US$121 million) increase due to higher total revenue per unit resulted from a shift in portfolio revenue mix to include more higher unit price products, partially offset by a RMB229 million (US$32 million) decrease due to the decreased sales volume of SoC core modules.”
Financial Statements
Note 1. Description of business and organization, page F-13

5.Please expand the disclosure of your description of business and Restructuring in Notes 1(a) and 1(c) to include a detailed description of your agreements with Zhejiang Huanfu Technology Co. Ltd., including a description of how contracting with Zhejiang Huanfu Technology Co. Ltd. to retain your mapping data and ICP license impacts your business and risks related to your business. Also, describe the methodology used to determine payments to Zhejiang Huanfu Technology Co. Ltd. under the contract and any related party relationships between you, your subsidiaries and Zhejiang Huanfu Technology Co. Ltd. Please expand your MD&A discussion accordingly.
The Company respectfully submits that, as noted in the response to comment No. 1 above, it used to conduct Mapping and ICP Businesses through Hubei ECARX, its former VIE, and not through Zhejiang Huanfu, prior to the restructuring in 2022. The current disclosure in Note 1(a) “Description of Business” and Note 1(c)
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“Restructuring” covers the historical background to the Company’s structure, its relationship with Hubei ECARX and subsequent restructuring in 2022 resulting in the termination of the VIE from its consolidated financial statements after 2022. In view of the foregoing, the Company proposes to amend Note 1(c) “Restructuring” in its future Form 20-F filings as set forth in the response to comment No. 3 above.
The Company also respectfully submits that the related party relationship, related party transaction (included in “Purchase of products and services” under Note 28(b)) and balances with Zhejiang Huanfu and Hubei ECARX were disclosed in Note 28 “Related party balances and transactions” as well as under “Item 3. Key Information – Arrangements with Respect to Certain Personal Data,” “Item 3. Key Information – Our Holding Company Structure and China Operations” and “Item 7. Major Shareholders and Related Party Transactions – Related Party Transactions.” All of the Company and its consolidated subsidiaries’ payments to Zhejiang Huanfu were determined based on an arm’s length commercial terms of the agreements with Zhejiang Huanfu. Neither the Company nor any of its subsidiaries has any subsisting agreement with Hubei ECARX with respect to mapping data and other technology related data and ICP licenses.
Note 26. Risks and concentration, page F-66

6.Please disclose the risks related to the agreement with Zhejiang Huanfu Technology Co. Ltd., including having another entity with access to critical mapping data and ICP license rights and any potential risk that authorities may deem the arrangement to be inappropriate direct foreign investment.
The Company respectfully submits that based on an evaluation of (i) the risks related to the agreement with Zhejiang Huanfu, namely those pertaining to certain data, (ii) the historical background of the divestiture of Mapping and ICP Businesses and the impact on its financial statements, and considering the disclosures contained and proposed to be included in the 2023 20-F and its future Form 20-F filings as set forth in the response to comment No. 1 and comment No. 3, the Company believes it is not exposed to any material potential risks and concentration which warrant specific disclosure in Note 26 “Risks and concentration.”

*    *    *
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If you have any additional questions or comments regarding the 2023 Form 20-F, please contact the undersigned at +86 (571) 8530 6942 or phil.zhou@ecarxgroup.com or the Company’s U.S. counsel Shu Du of Skadden, Arps, Slate, Meagher & Flom LLP at +852 3740 4858 or Shu.Du@skadden.com.
Very truly yours,

/s/ Jing (Phil) Zhou
Jing (Phil) Zhou
Chief Financial Officer
cc:    Shu Du, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP
Oliver Xu, Partner, KPMG Huazhen LLP

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